QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SL GREEN OPERATING PARTNERSHIP, L.P.
(Name of Subject Company (Issuer))

SL GREEN OPERATING PARTNERSHIP, L.P.
(Names of Filing Persons (Issuer))

3.00% Exchangeable Senior Notes due 2027
(Title of Class of Securities)

78444FAA4
(CUSIP Numbers of Class of Securities)

Andrew S. Levine
SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, New York 10170
(212) 594-2700
Copy to:
David J. Goldschmidt, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$120,157,000	$13,770
*
Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $120,157,000. The amount of the filing fee, $114.60 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement.

        This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by SL Green Operating Partnership, L.P., a limited partnership duly organized and existing under the laws of Delaware (the "Company"), and relates to the right of each holder (each, a "Holder") of the Company's 3.00% Exchangeable Senior Notes due 2027 (the "Notes") to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of March 26, 2007, among the Company, SL Green Realty Corp. ("SL Green") and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the "Trustee") (the "Indenture"). The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 3.00% Exchangeable Senior Notes due 2027 issued by the Company, dated March 1, 2012 (as amended from time to time, the "Company Notice"), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the "Put Option."

        This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Company Notice is incorporated by reference as set forth below.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Company Notice entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

  SL Green Operating Partnership, L.P.
  420 Lexington Avenue
  New York, New York 10170
  (212) 594-2700

        (b)    Securities.    The information set forth on the front cover page and the section of the Company Notice entitled "Summary Term Sheet" is incorporated herein by reference.

        (c)    Trading Market and Price.    The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there currently is no established trading market for trading in the Notes. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Information Concerning the Notes" is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

        (a)    Name and Address.    This Schedule TO is an issuer tender offer made by the Company. The business address and telephone number of the Company are set forth under Item 2(a) above.

        The executive officers and directors of the Company are those of SL Green, the Company's sole general partner. The names of such executive officers and directors who are specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o SL Green

Operating Partnership, L.P., 420 Lexington Avenue, New York, NY 10170 and the telephone number for each such person is (212) 594-2700.

Name	Position
Stephen L. Green	Chairman of the Board
Marc Holliday	Chief Executive Officer and Director
John H. Alschuler, Jr.	Director
Edwin Thomas Burton, III	Director
Craig M. Hatkoff	Director
John S. Levy	Director
Andrew Mathias	President
James Mead	Chief Financial Officer
Andrew S. Levine	Executive Vice President, Chief Legal Officer and General Counsel

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the sections of the Company Notice, more specifically under the sections entitled "Summary Term Sheet," "Important Information Concerning the Put Option—Information Concerning the Notes," "—Procedures to be Followed by Holders Electing to Exercise the Put Option," "—Right of Withdrawal," "—Payment for Notes" and "—Certain United States Federal Income Tax Considerations," is incorporated herein by reference.

        (b)    Purchases.    To the best of the Company's knowledge, no Notes are owned by, and the Notes will not be purchased from, any officer, director or other affiliate of the Company.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    The documents and information set forth in the section of the Company Notice entitled " Important Information Concerning the Put Option—Additional Information" are incorporated herein by reference. The following sets forth agreements, arrangements or understandings that involve the Company:

        Indenture, dated as of March 26, 2007, by and among SL Green Operating Partnership, L.P., SL Green Realty Corp. and The Bank of New York Mellon (formerly the Bank of New York), as Trustee, incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the Securities and Exchange Commission (the "SEC") on March 27, 2007.

        Form of 3.00% Exchangeable Senior Notes due 2027 of SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.

        The Company has also entered into the following agreement with respect to other securities of the Company:

        Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

        Form of 7.75% Senior Note due 2020 of Reckson Operating Partnership, L.P., SL Green Realty Corp. and SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.

        Indenture, dated as of October 12, 2010, by and among SL Green Operating Partnership, L.P., as Issuer, Reckson Operating Partnership, L.P., as Guarantor, SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

        Form of 3.00% Exchangeable Senior Notes due 2017 of SL Green Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.

        Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

        First Supplemental Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

        Form of 5.00% Senior Note due 2018 of SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.

        SL Green also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are as follows:

  1.
  Amended 1997 Stock Option and Incentive Plan, incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the SEC on June 6, 2002.

  2.
  Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Quarterly Report on Form 10-Q dated September 30, 2007, filed with the SEC on November 9, 2007.

  3.
  First Amendment to the Amended and Restated 2005 Stock Option and Incentive Plan, dated as of December 9, 2009, incorporated by reference to SL Green's Form 8-K dated December 9, 2009, filed with the SEC on December 15, 2009.

  4.
  Second Amended and Restated 2005 Stock Option and Incentive Plan, filed as Appendix A to SL Green's Proxy Statement for its 2010 Annual Meeting of Stockholders and incorporated by reference to SL Green's Form 8-K dated June 15, 2010, filed with the SEC on June 18, 2010.

  5.
  Form of Award Agreement for granting awards under the SL Green Realty Corp. 2010 Notional Unit Long-Term Compensation Plan, incorporated by reference to SL Green's Form 8-K dated April 2, 2010, filed with the SEC on April 2, 2010.

  6.
  Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

  7.
  First Amendment to Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.

        For a description of these plans and agreements, see SL Green's Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 28, 2012, and SL Green's Proxy Statement for its 2011 Annual Meeting of Stockholders, filed on April 29, 2011.

Item 6.    Purposes of the Tender Offer and Plans or Proposals.

        (a)    Purposes.    The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Information Concerning the Notes" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The Company will deliver the Notes purchased by the Company in the Put Option to the Trustee for cancellation and those Notes will cease to be outstanding.

        (c)    Plans.    Except for the Put Option or as otherwise disclosed or incorporated by reference in the Company Notice, the Company does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Payment for Notes" is incorporated herein by reference. As described in the Company Notice, the Company intends to finance the Put Option with cash on hand.

        (b)    Conditions.    The information set forth in the section of the Company Notice entitled "Important Information Concerning the Put Option—Information Concerning the Notes" is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plan described in (a) is not available.

        (d)    Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    To the best of the Company's knowledge, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially own any of the Notes.

        (b)    Securities Transactions.    Not applicable.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth on the front cover of the Company Notice is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    Not applicable.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        None.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Company Notice, dated March 1, 2012.
(b)	Not applicable.
(d)(1)
Indenture, dated as of March 26, 2007, by and among SL Green Operating Partnership, L.P., SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.
(d)(2)	Form of 3.00% Exchangeable Senior Notes due 2027 of SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.
(d)(3)
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.
(d)(4)
Form of 7.75% Senior Note due 2020 of Reckson Operating Partnership, L.P., SL Green Realty Corp. and SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.
(d)(5)
Indenture, dated as of October 12, 2010, by and among SL Green Operating Partnership, L.P., as Issuer, Reckson Operating Partnership, L.P., as Guarantor, SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.
(d)(6)
Form of 3.00% Exchangeable Senior Notes due 2017 of SL Green Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.
(d)(7)
Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.
(d)(8)
First Supplemental Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.
(d)(9)
Form of 5.00% Senior Note due 2018 of SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.
(d)(10)	Amended 1997 Stock Option and Incentive Plan, incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the SEC on June 6, 2002.
(d)(11)	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Quarterly Report on Form 10-Q dated September 30, 2007, filed with the SEC on November 9, 2007.

Exhibit Number	Description
(d)(12)	First Amendment to the Amended and Restated 2005 Stock Option and Incentive Plan, dated as of December 9, 2009, incorporated by reference to SL Green's Form 8-K dated December 9, 2009, filed with the SEC on December 15, 2009.
(d)(13)
Second Amended and Restated 2005 Stock Option and Incentive Plan, filed as Appendix A to SL Green's Proxy Statement for its 2010 Annual Meeting of Stockholders and incorporated by reference to SL Green's Form 8-K dated June 15, 2010, filed with the SEC on June 18, 2010.
(d)(14)
Form of Award Agreement for granting awards under the SL Green Realty Corp. 2010 Notional Unit Long-Term Compensation Plan, incorporated by reference to SL Green's Form 8-K dated April 2, 2010, filed with the SEC on April 2, 2010.
(d)(15)	Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.
(d)(16)
First Amendment to Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required By Schedule 13e-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SL GREEN OPERATING PARTNERSHIP, L.P. By: SL Green Realty Corp.
By:	/s/ JAMES MEAD
	Name:	James Mead
	Title:	Chief Financial Officer

Date: March 1, 2012

II-1

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Company Notice, dated March 1, 2012.
(b)	Not applicable.
(d)(1)
Indenture, dated as of March 26, 2007, by and among SL Green Operating Partnership, L.P., SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.
(d)(2)	Form of 3.00% Exchangeable Senior Notes due 2027 of SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 21, 2007, filed with the SEC on March 27, 2007.
(d)(3)
Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.
(d)(4)
Form of 7.75% Senior Note due 2020 of Reckson Operating Partnership, L.P., SL Green Realty Corp. and SL Green Operating Partnership, L.P., incorporated by reference to SL Green's Form 8-K dated March 16, 2010, filed with the SEC on March 16, 2010.
(d)(5)
Indenture, dated as of October 12, 2010, by and among SL Green Operating Partnership, L.P., as Issuer, Reckson Operating Partnership, L.P., as Guarantor, SL Green Realty Corp. and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.
(d)(6)
Form of 3.00% Exchangeable Senior Notes due 2017 of SL Green Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated October 12, 2010, filed with the SEC on October 14, 2010.
(d)(7)
Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.
(d)(8)
First Supplemental Indenture, dated as of August 5, 2011, among SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee, incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.
(d)(9)
Form of 5.00% Senior Note due 2018 of SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K dated August 5, 2011, filed with the SEC on August 5, 2011.
(d)(10)	Amended 1997 Stock Option and Incentive Plan, incorporated by reference to SL Green's Registration Statement on Form S-8 (No. 333-89964), filed with the SEC on June 6, 2002.
(d)(11)	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green's Quarterly Report on Form 10-Q dated September 30, 2007, filed with the SEC on November 9, 2007.

Exhibit-1

Exhibit Number	Description
(d)(12)	First Amendment to the Amended and Restated 2005 Stock Option and Incentive Plan, dated as of December 9, 2009, incorporated by reference to SL Green's Form 8-K dated December 9, 2009, filed with the SEC on December 15, 2009.
(d)(13)
Second Amended and Restated 2005 Stock Option and Incentive Plan, filed as Appendix A to SL Green's Proxy Statement for its 2010 Annual Meeting of Stockholders and incorporated by reference to SL Green's Form 8-K dated June 15, 2010, filed with the SEC on June 18, 2010.
(d)(14)
Form of Award Agreement for granting awards under the SL Green Realty Corp. 2010 Notional Unit Long-Term Compensation Plan, incorporated by reference to SL Green's Form 8-K dated April 2, 2010, filed with the SEC on April 2, 2010.
(d)(15)	Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.
(d)(16)
First Amendment to Non-Employee Directors' Deferral Program, incorporated by reference to SL Green's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011.
(g)	Not applicable.
(h)	Not applicable.

Exhibit-2

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Tender Offer and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required By Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX